John Hancock Group of Funds

200 Berkeley Street

Boston, Massachusetts 02116

April 28, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig

Re: Closed End Funds

John Hancock Financial Opportunities Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended December 31, 2020; File No. 811-08568

John Hancock Hedged Equity & Income Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended December 31, 2020; File No. 811-22441

John Hancock Income Securities Trust Form N-CSR Annual Reports to Shareholders ("Form N- CSR") and Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020; File No. 811- 04186

John Hancock Investors Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR"), Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020; File No. 811-04173

John Hancock Premium Dividend Fund Form N-CSR Annual Reports to Shareholders ("Form N- CSR") and Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020; File No. 811- 05908

John Hancock Tax-Advantaged Dividend Income Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020; File No. 811-21416

John Hancock Tax-Advantaged Global Shareholder Yield Fund Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020; File No. 811-22056

John Hancock Preferred Income Fund Form N-CSR Annual Reports to Shareholders ("Form N- CSR") and Form N-CEN ("Form N-CEN") for the Period Ended July 31, 2020; File No. 811- 21131

John Hancock Preferred Income Fund II Form N-CSR Annual Reports to Shareholders ("Form N- CSR") and Form N-CEN ("Form N-CEN") for the Period Ended July 31, 2020; File No. 811- 21202

Securities and Exchange Commission

April 28, 2021

John Hancock Preferred Income Fund III Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended July 31, 2020; File No. 811- 21287

Open End Funds

John Hancock Collateral Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") and Form N-CEN ("Form N-CEN") for the Period Ended December 31, 2020; File No. 811-23027

John Hancock Investment Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR"), Form N-CEN ("Form N-CEN") for the Period Ended March 31, 2020 and October 31, 2020, Form N-1A Registration Statement ("Form N-1A"), and Statement of Additional Information ("SAI") effective March 1, 2020; File No. 811-00560

John Hancock Investment Trust II Form N-CSR Annual Reports to Shareholders ("Form N- CSR"), Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020, Form N-1A Registration Statement ("Form N-1A"), and Statement of Additional Information ("SAI") effective March 1, 2020; File No. 811-03999

John Hancock Capital Series Form N-CSR Annual Reports to Shareholders ("Form N-CSR"), Form N-CEN ("Form N-CEN") for the Period Ended October 31, 2020, Form N-1A Registration Statement ("Form N-1A"), and Statement of Additional Information ("SAI") effective March 1, 2020; File No. 811-01677

Dear Ms. Fettig:

This letter responds to the comments of the Staff of the Securities and Exchange Commission ("SEC"), which were conveyed to us by telephone on March 29, 2021 with respect to the filings on Form N-CSR, Form N-CEN, Form N-1A, and SAI for the John Hancock Funds listed on Annex A, attached hereto. The Staff's comments are set forth below, each followed by the respective fund's response.

Closed End Funds

1.Comment: For John Hancock Income Securities Trust Form N-CEN as of 10-31-2020, John Hancock Financial Opportunities Fund Form N-CEN as of 12-31-2020, and John Hancock Hedged Equity & Income Fund Form N-CEN as of 12-31-2020, explain why Item B.10 (Matters for security holder vote. Were any matters submitted by the Registrant for its security holders' vote during the reporting period?) was responded with "N".

Response: Responses should have been "Y" in all cases. One shareholder meeting and vote did occur during the year, and our response was inadvertently marked as "N".

2.Comment: For John Hancock Preferred Income Fund Form N-CEN as of 7-31-2020, John Hancock Preferred Income Fund II Form N-CEN as of 7-31-2020, and John Hancock Preferred Income Fund III Form N-CEN as of 7-31-2020, explain if response to D.8 (Management fee (closed-end companies only) - provides the Funds' advisory fee as of the end of the reporting period as a percentage of net assets) is based on managed assets or net assets.

Response: For the above funds, response to D.8 was based upon the management fee divided by average managed assets.

Securities and Exchange Commission

April 28, 2021

3.Comment: For John Hancock Tax-Advantaged Dividend Income Fund Form N-CEN as of 10-31- 2020 and John Hancock Tax-Advantaged Global Shareholder Yield Fund Form N-CEN as of 10-31- 2020, check amounts being reported in D.8.

Response: We have checked the rates and found that we inadvertently reversed the responses between the funds and have filed amended N-CENs.

4.Comment: John Hancock Financial Opportunities Fund Form N-CEN as of 12-31-2020, explain calculation for amount being reported in D.8.

Response: For the above fund, response to D.8 was based upon the management fee divided by average managed assets.

5.Comment: Explain methodology being used to calculate amounts being reported for Item D.8 and Item D.9 (Net annual operating expenses - provide the Fund's net annual operating expenses as of the end of the reporting period (net of any waivers or reimbursements) as a percentage of net assets) in Form N-CEN.

Response: For D.8, the methodology utilized has evolved over time based on benchmarking of how others in the industry are interpreting the requirement. The funds' current calculation is management fee divided by average net assets for non-leveraged funds and by average managed assets for leveraged funds. Going forward, the funds will calculate and report this item as management fee divided by net assets.

For D.9, the funds report the net expense ratio as reported in the Financial Highlights, which is based on average net assets.

6.Comment: For John Hancock Financial Opportunities Fund, the 19a-1 notice posted to the website does not appear to include the disclosure requirements when a fund has a managed distribution plan.

Response: The Fund operates under an older Exemptive Order that has different requirements regarding 19(a) notices than the other closed end funds. This fund is transitioning to operating under the new regulatory requirements.

7.Comment: For John Hancock Financial Opportunities Fund, consider disclosing specific risk disclosure related to exposure to banks.

Response: We have included risk disclosure related to exposure to banks in the Notes to financial statements. The Industry or sector risks note includes the following: "Financial services companies can be hurt by economic declines, changes in interest rates, and regulatory and market impacts." In addition, the Fund plans to file a new N-2 which will include disclosure for this specific risk.

8.Comment: The strategy for John Hancock Preferred Income Fund, John Hancock Preferred Income Fund II, and John Hancock Preferred Income Fund III states that the funds will invest at least 50% of the portfolio in investment-grade securities. Please confirm that the unrated securities are of comparable credit quality to meet this 50% threshold as of the annual shareholder report date.

Response: Confirmed.

9.Comment: For John Hancock Premium Dividend Fund and John Hancock Tax-Advantaged Dividend Income Fund, confirm that when the Management Discussion of Fund Performance ("MDFP") is required for closed-end fund that these funds will consider using a broad based index for its primary benchmark.

Securities and Exchange Commission

April 28, 2021

Response: We believe that our current blended index can be properly characterized as a broad-based market index. We will consider including an additional broad-based index in the line graph once required.

10.Comment: In future annual report filings, disclose fair value of borrowings within the ASC 820 disclosure for all fund using a credit facility.

Response: We plan to include fair value of borrowings within the ASC 820 disclosure for all funds using a credit facility in future shareholder report filings.

11.Comment: In future annual report filings, consider clarifying where there are Level 3 securities with a market value of $0 versus no Level 3 securities as indicated by the dash within the ASC 820 disclosures.

Response: We plan to add clarification in future shareholder report filings.

12.Comment: In future annual report filings, consider disclosing in the Notes to financial statements liquidity arrangement note the amounts credited against amounts borrowed.

Response: We will consider clarifying disclosure in future shareholder report filings.

13.Comment: For Form N-CSR Item 8(a)(1), information should be reported as of date of the filing rather than as of fiscal year end.

Response: We will make this modification in future filings.

14.Comment: For Form N-CSR, appears to be inconsistent reporting for Item 4(b) and Item 4(d) – description of nature of services - and Item 8(a)(3) and Item 8(a)(4) where some filings disclose date information is reported as of and others do not.

Response: Descriptions of services for Items 4(b) and 4(d) historically have been subject to materiality assessments. We are working to standardize responses for future N-CSR filings.

For Item 8(a)(3) and Item 8(a)(4), we have provided the information as required by the form. In future filings, we will standardize the date presentation.

15.Comment: Please explain how the funds comply with 8b16-b2, 8b16-b4, 8b16-d, and 8b16-e or please confirm that the funds are not relying on 8b-16.

Response: We believe that the funds' descriptions of investment objectives, policies, and risks are sufficient to meet the requirements of Rule 8b-16. Please see "Notes about risk" and "Additional information" disclosures in the annual shareholder reports. We will consider enhancements to disclosures going forward.

Open End Funds

16.Comment: For John Hancock Collateral Trust Form N-CEN as of 12-31-2018, Independent public accountant's report on internal control for Item G.1a.iii references John Hancock Variable Insurance Trust.

Response: The Independent public accountant's report on internal control for Item G.1a.iii covers John Hancock Collateral Trust as set forth in Appendix A of the letter. The intent was to include this registrant within this letter.

Securities and Exchange Commission

April 28, 2021

17.Comment: For John Hancock Investment Trust Form N-CEN as of 10-31-2020 specifically John Hancock Seaport Long/Short Fund, provide an explanation for Item B.22 (Net asset value error corrections (open-end management investment companies only)) being reporting and if any financial statement disclosure was considered.

Response: The NAV error was due to incorrect valuation of a total return swap, which was identified by our valuation team the following business day. Financial Statement disclosure was evaluated; however, the gain/loss impact was not material. Therefore, no disclosure was deemed necessary.

18.Comment: For John Hancock Diversified Macro Fund, the portfolio turnover since inception is reported as 0%; however, risk disclosure within Form N-1A discloses "High portfolio turnover risk. Trading securities actively and frequently can increase transaction costs (thus lowering performance) and taxable distributions." Financial statements include disclosure related to Turnover rate of 0%. Please consider including similar disclosure in Form N-1A.

Response: We will consider adding disclosure in Form N-1A similar to what is included in the Financial statements for John Hancock Diversified Macro Fund.

19.Comment: Confirm that ADI 2020-11 Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets issued by the SEC in late 2020 has been reviewed and enhancements to disclosures were considered.

Response: Confirmed.

20.Comment: Consider including specific risk disclosure within Form N-1A for investments in banks for John Hancock Financial Industries Fund and investments in financial services for John Hancock Classic Value Fund.

Response: The Trust respectfully notes that the financial services sector risk disclosure within N-1A for John Hancock Financial Industries Fund is applicable to the fund's investments in banks, which are included in the enumeration of types of companies that make up the financial services section. In addition, the Economic and market events risk includes specific risk factors relating to investments in banks. Therefore, the Trust respectfully declines to make any changes in response to this comment.

The Trust respectfully notes that the sector risk disclosure included within N-1A for John Hancock Classic Value Fund includes specific risk disclosure related to investments in financial services. Therefore, the Trust respectfully declines to make any changes in response to this comment.

21.Comment: Consider including affiliated shareholder concentration risk disclosure on the prospectus for John Hancock Global Thematic Opportunities Fund, John Hancock Diversified Macro Fund, and John Hancock International Dynamic Growth Fund similar to the risk disclosure included in the annual shareholder report.

Response: The Trust respectfully notes that the Statement of Additional Information for each of John Hancock Global Thematic Opportunities Fund, John Hancock Diversified Macro Fund, and John Hancock International Dynamic Growth Fund, discloses potential adverse effects of large shareholder transactions, including the potential adverse effects of redemptions made by funds advised by John Hancock Investment Management LLC (affiliated funds). The Trust believes that this disclosure is not a principal risk of the funds required to be disclosed in the prospectus. Therefore, the Trust respectfully declines to make any changes in response to this comment.

22.Comment: For John Hancock Fundamental Large Cap Core Fund, confirm the fund meets the diversification requirements as outlined in the '40 Act.

Securities and Exchange Commission

April 28, 2021

Response: Confirmed.

23.Comment: For John Hancock Diversified Macro Fund and John Hancock Alternative Risk Premia Fund, consider including discussion in the MDFP within the annual report surrounding significant cash balances held by the funds.

Response: We will consider including discussion regarding significant cash balances in the MDFP in future annual reports if a high cash balance occurs for a particular fund.

24.Comment: For John Hancock Diversified Macro Fund, graphical of holdings was not included in the annual report filing as required by Form N-1A.

Response: We will include this in future shareholder reports.

25.Comment: For John Hancock Global Thematic Opportunities Fund, change in primary benchmark was disclosed in the semiannual report but not in the annual shareholder report.

Response: The change in the benchmark was disclosed on page 7 of the annual financial statements; however, the previous benchmark should have been disclosed in the line graph and was inadvertently excluded.

26.Comment: For John Hancock Investment Trust as of 10-31-2020 and John Hancock Collateral Trust as of 12-31-2020, the certifications were dated before the opinion date. Confirm officers are comfortable signing the certifications before the audit is complete.

Response: We confirm that certifying officers are comfortable signing certifications shortly before audit completion as we have controls in place to ensure escalation of all significant items up until opinion date.

27.Comment: For Form N-CSR, there seems to be inconsistent reporting for Item 4(b) and Item 4(d) – description of nature of services.

Response: Descriptions of services for Items 4(b) and 4(d) historically have been subject to materiality assessments. We are working to standardize responses for future N-CSR filings.

28.Comment: For John Hancock Diversified Real Assets Fund, the securities lending collateral being disclosed is less than the market value of securities on loan within the annual shareholder report.

Response: This was due to a timing difference for one prepaid, unsettled loan that was reflected in the market value of securities on loan, but the cash collateral did not move until April 1.

The Staff has requested that the funds provide the following representations in their response to the Staff's comments:

The funds listed in Annex A each acknowledges that:

1.It is responsible for the adequacy and accuracy of the disclosure in its Form N-CSR filings, Form N-CEN, and Form N-1A;

2.Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to filings on Form N-CSR, Form N-CEN, and Form N-1A; and

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April 28, 2021

3.It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

** *

We hope that these foregoing responses adequately address the Staff's comments. If you have any questions, please do not hesitate to contact me at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone Salvatore Schiavone Treasurer

John Hancock Group of Funds

Securities and Exchange Commission

April 28, 2021

Annex A

SEC File
Trust Name	Fund Name	Number	FYE
John Hancock Financial Opportunities Fund	John Hancock Financial Opportunities Fund	811-21777	12/31/2020
John Hancock Hedged Equity & Income	John Hancock Hedged Equity & Income	811-22441	12/31/2020
John Hancock Collateral Trust	John Hancock Collateral Trust	811-23027	12/31/2020
John Hancock Income Securities Trust	John Hancock Income Securities Trust	811-04186	10/31/2020
John Hancock Investors Trust	John Hancock Investors Trust	811-04173	10/31/2020

John Hancock Premium Dividend Fund	John Hancock Premium Dividend Fund	811-05908	10/31/2020

John Hancock Tax-Advantaged Dividend Income	John Hancock Tax-Advantaged Dividend Income		10/31/2020
Fund	Fund	811-21416
John Hancock Tax-Advantaged Global	John Hancock Tax-Advantaged Global		10/31/2020
Shareholder Yield Fund	Shareholder Yield Fund	811-22056
John Hancock Investment Trust	John Hancock Diversified Macro Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock International Dynamic Growth	811-00560	10/31/2020
Fund
John Hancock Investment Trust	John Hancock Global Thematic Opportunities	811-00560	10/31/2020
Fund
John Hancock Investment Trust	John Hancock Diversified Real Assets Fund	811-00560	3/31/2020

John Hancock Investment Trust	John Hancock ESG International Equity Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock ESG Large Cap Core Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock ESG All Cap Core Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Emerging Markets Equity Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Alternative Risk Premia Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Disciplined Value International	811-00560	10/31/2020
Fund
John Hancock Investment Trust	John Hancock Seaport Long/Short Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Infrastructure Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Fundamental Large Cap Core Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Balanced Fund	811-00560	10/31/2020

John Hancock Investment Trust	John Hancock Small Cao Core Fund	811-00560	10/31/2020

John Hancock Investment Trust II	John Hancock Financial Industries Fund	811-03999	10/31/2020

John Hancock Investment Trust II	John Hancock Regional Bank Fund	811-03999	10/31/2020

John Hancock Capital Series	John Hancock Classic Value Fund	811-01677	10/31/2020

John Hancock Capital Series	John Hancock U.S. Global Leaders Growth Fund	811-01677	10/31/2020

John Hancock Preferred Income Fund	John Hancock Preferred Income Fund	811-21131	7/31/2020

John Hancock Preferred Income Fund II	John Hancock Preferred Income Fund II	811-21202	7/31/2020

John Hancock Preferred Income Fund III	John Hancock Preferred Income Fund III	811-21287	7/31/2020